

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

General

1.   It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People's Court on the Chinachem Financial Services matter. Please tell us the following:

- How these rulings may impact your business or operations;
- Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;
- How these developments will affect your disclosures; and

- The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

Item 3.D. Risk Factors, page 5

2.   We note your disclosure on page 20 that your contractual arrangements may not be as effective in providing control as direct ownership. Please describe to us and disclose, if material, any additional risk to investors resulting from the transfer of domain names and trademarks, as disclosed on page 24, should the contractual arrangements prove to be ineffective in providing control.

Item 4. Information on the Company

C. Organizational Structure, page 64

3.   Please provide us with an organizational chart that includes the identities of the VIE shareholders and their ownership percentages in the VIEs and Listco and describe any relationships between the parties.   Further, please consider including this information in future filings.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 77

4.   We note that you provided the number of daily active users for the Baidu mobile search in your earnings calls on February 4, 2013 and April 26, 2013 and in the Form 6-K filed on April 26, 2013. We further note your disclosures on page 7 regarding the increased risk to your business resulting from increased use of mobile devices. Please tell us your consideration for disclosing the number of daily active users for Baidu mobile search in future Form 20-F filings to provide investors with more specific information on the impact your mobile search offering is having on your business. In addition, explain any additional metrics that you use to manage and analyze your mobile market. Alternatively, tell us why this disclosure would not be required. We refer you to Section III.B of SEC Release 33-8350.

B. Liquidity and Capital Resources, page 87

5.   We note your discussion here regarding the November 2012 issuance of US$1.5 billion senior unsecured notes due 2017 and 2022. Please explain further for us the general corporate purposes for which you intend to use such funds and any regulatory risks or restrictions on the use of those funds in the PRC. To the extent that you intend to use any

of these monies to fund the operations of your PRC entities, please consider revising your liquidity disclosures to include a discussion regarding the limitations in transferring money from an offshore holding company into PRC entities.

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-9

6.   We note from your disclosures on page 20 that current PRC laws do not classify your P4P services as a form of online advertising or as part of internet content services that require an ICP license or ICP services and therefore, you conduct your P4P business through your PRC subsidiary, Baidu Online. Please clarify for us how current regulations distinguish between those marketing services that require ICP licenses and those that do not and provide us with a breakdown of the online marketing service revenues earned through your PRC subsidiary versus those earned through your VIE arrangements for each period presented.   In addition, please explain further how Baidu Netcom impacts the P4P operations of Baidu Online, either directly or indirectly. In this regard, please address the fact that the VIE owns the baidu.com domain name and holds the licenses and approvals necessary to operate your website, and tell us how the loss of your website could impact your ability to generate P4P service revenues. Also, considering the P4P services are sold through your PRC subsidiary, tell us why Baidu Online licenses the Baidu Network Payment for Performance System software to Baidu Netcom.

7.   We note that you presented current and non-current assets and liabilities on page F-14. Please expand your presentation to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE for accrued service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

Exhibits 15.1 and 15.2

8.   Please revise the above-referenced exhibits to consent to the incorporation by reference of counsel's opinion in the Forms S-8, file numbers 333-129374 and 333-158678, and the Form F-3, file number 333-184757.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Z. Julie Gao, Esq, Skadden, Arps, Slate, Meagher & Flom